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                                                                  EXHIBIT (a)(4)

                              [RADIANT LETTERHEAD]

October 24, 2001


Dear Employee Option Holder:

          Radiant recognizes that, as a result of today's difficult market conditions, many of the stock options that have been granted to you under our Amended and Restated 1995 Stock Option Plan of Radiant Systems, Inc. (the "Option Plan") may not currently be providing the performance incentives that were intended. We have considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

          As a result, I am happy to announce that we are offering you the opportunity to tender for exchange your currently outstanding options (vested and unvested) under the Option Plan granted on or after December 20, 1995 (the "Offer"). If you decide to tender options, you must tender all options under any particular grant to us in exchange for new options. In other words, you may not make any partial tenders of a particular option grant. In addition, if you tender any option grants for exchange, you must also tender for exchange all option grants that you received during the six months immediately prior to the date we commenced this offer which have an exercise price which is lower than the exercise price of any other options being tendered. Of course, you have the right to choose not to tender any of your options.

          The number of shares of our common stock that will be subject to the new options will be equal to the number of shares currently subject to the options that you tender and we accept for exchange, as adjusted for any stock splits, stock dividends and similar events. We will grant the new options on the first business day which is at least six months and one day following the date we accept and cancel the tendered options. We expect to grant the new options to you on or about May 29, 2002. Unfortunately, we are not able to simply reprice your current options, offer an immediate grant date, or carry forward current market prices to the grant date because doing so would mandate additional and unfavorable compensation expenses under our accounting and financial reporting requirements.

          Please note that this Offer is only to current employees of Radiant and our subsidiaries and you must continue to be an employee of Radiant or one of our subsidiaries from the date you tender your options for exchange through the date the new options are scheduled to be granted in order to receive new options. If you do not remain an employee of Radiant or any of our subsidiaries for any reason during such period, you will not receive any new options or any other consideration for the options tendered by you and cancelled.

          The terms and conditions of new options will be substantially the same as the terms and conditions of your current options, except as specified in the Offer, and will include the following terms:

          . the per share exercise price of any new options granted to you will equal the fair market value of our common stock on the date we grant the new options, as
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               determined by the last reported sale price of our common stock on the Nasdaq National Market on the date we grant the new options; and

          . regardless of whether and to what extent the options that you tender for exchange have vested, any new options granted to you generally will vest in one-third increments on each of the three anniversary dates of the grant date.

          There is no way to predict what the price of our common stock will be during the next six months or thereafter. It is possible that the market price of our common stock on the date of grant of any new options issued to you will be higher than the current exercise price of your options. It is also possible that you will no longer be employed with us or any of our subsidiaries at the anticipated time of such new option grant. For these reasons, you should make a decision to tender only after careful, considered thought.

               The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the Offer. You must make your own decision whether to tender your options.

               This offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal which are enclosed with this letter. You should carefully read the entire Offer to Exchange and Letter of Transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks which are discussed in the Offer to Exchange.

               To tender options, you will be required to properly complete and return to us the Letter of Transmittal and any other documents specified in that letter by the expiration date of the Company's Offer. You must deliver a properly executed paper copy or facsimile copy of the documents. E-mail delivery will not be accepted.

               If you have any questions about the offer, please contact Hilary Love, Stock Plan Administrator, at telephone: (770) 576-6337, facsimile: (770) 360-7589 or e-mail: hlove@radiantsystems.com. We thank you for your continued efforts on behalf of Radiant.


                                    Sincerely,



                                    /s/ Erez Goren
                                    -----------------------------------------
                                    Erez Goren, Chief Executive Officer